UNITED STATES
                             SECURITIES AND EXCHANGE
                                   COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                          BRADLEY PHARMACEUTICALS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    104576103
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 DANIEL GLASSMAN
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                          BRADLEY PHARMACEUTICALS, INC.
                                383 ROUTE 46 WEST
                           FAIRFIELD, NEW JERSEY 07004
                                 (973) 882-1505

                                 with a copy to:
                             ARNOLD S. JACOBS, ESQ.
                               PROSKAUER ROSE LLP
                                  1585 BROADWAY
                          NEW YORK, NEW YORK 10036-8299
                                 (212) 969-3000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  MAY 29, 2007
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

        NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   104576103
________________________________________________________________________________

1.   Names of Reporting Persons.      Daniel Glassman
     I.R.S. Identification Nos. of above persons (entities only)

________________________________________________________________________________
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]

________________________________________________________________________________
3.   SEC Use Only

________________________________________________________________________________
4.   Source of Funds (See Instructions)

     OO
________________________________________________________________________________
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

________________________________________________________________________________
6.   Citizenship or Place of Organization
     United States

________________________________________________________________________________

                7.  Sole Voting Power
                    845,341
                    __________________________________________________________
Number of       8.  Shared Voting Power
Shares              106,103
Beneficially        ___________________________________________________________
Owned by        9.  Sole Dispositive Power
Each                845,341
Reporting           ___________________________________________________________
Person With     10. Shared Dispositive Power
                    106,103
                    ___________________________________________________________



11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     2,108,199.044
________________________________________________________________________________

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
     [_]
________________________________________________________________________________
13   Percent of Class Represented by Amount in Row (11)
     12.40%
________________________________________________________________________________
14   Type of Reporting Person (See Instructions)
     IN
________________________________________________________________________________

CUSIP No.   104576103
________________________________________________________________________________

1.   Names of Reporting Persons.      Iris Glassman
     I.R.S. Identification Nos. of above persons (entities only)

________________________________________________________________________________
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]

________________________________________________________________________________
3.   SEC Use Only

________________________________________________________________________________
4.   Source of Funds (See Instructions)
     OO;BK
________________________________________________________________________________
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

________________________________________________________________________________
6.   Citizenship or Place of Organization
     United States

________________________________________________________________________________

                7.  Sole Voting Power
                    957,042
                    __________________________________________________________
Number of       8.  Shared Voting Power
Shares              148,103
Beneficially        ___________________________________________________________
Owned by        9.  Sole Dispositive Power
Each                957,042
Reporting           ___________________________________________________________
Person With     10. Shared Dispositive Power
                    148,103
                    ___________________________________________________________



11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     2,108,199.044
________________________________________________________________________________

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
     [_]
________________________________________________________________________________
13   Percent of Class Represented by Amount in Row (11)
     12.40%
________________________________________________________________________________
14   Type of Reporting Person (See Instructions)
     IN
________________________________________________________________________________

CUSIP No.   104576103
________________________________________________________________________________

1.   Names of Reporting Persons.      Bradley Glassman
     I.R.S. Identification Nos. of above persons (entities only)

________________________________________________________________________________
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]

________________________________________________________________________________
3.   SEC Use Only

________________________________________________________________________________
4.   Source of Funds (See Instructions)

     OO
________________________________________________________________________________
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

________________________________________________________________________________
6.   Citizenship or Place of Organization
     United States

________________________________________________________________________________

                7.  Sole Voting Power
                    157,713.044
                    __________________________________________________________
Number of       8.  Shared Voting Power
Shares              81,000
Beneficially        ___________________________________________________________
Owned by        9.  Sole Dispositive Power
Each                157,713.044
Reporting           ___________________________________________________________
Person With     10. Shared Dispositive Power
                    81,000
                    ___________________________________________________________



11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     2,108,199.044
________________________________________________________________________________

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
     [_]
________________________________________________________________________________
13   Percent of Class Represented by Amount in Row (11)
     12.40%
________________________________________________________________________________
14   Type of Reporting Person (See Instructions)
     IN
________________________________________________________________________________

EXPLANATORY NOTES: This statement on Schedule 13D (this "SCHEDULE 13D") is filed by Mr. Daniel Glassman, Mrs. Iris Glassman and Mr. Bradley Glassman (together, the "REPORTING PERSONS"). The Reporting Persons are participants in the proposal discussed in Item 4 below (the "PROPOSAL").

As a result of the matters described in Item 4 below, the Reporting Persons may be deemed to constitute a "group" within the meaning of Section 13(d)-5(b) of the Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT"). As a member of a group, each Reporting Person may be deemed to beneficially own any common stock, par value $0.01 per share ("COMMON STOCK"), or class B common stock, par value $0.01 per share ("CLASS B COMMON STOCK), of Bradley Pharmaceuticals, Inc. that may be beneficially owned by the members of the group as a whole. Each share of Class B Common Stock is convertible into one share of Common Stock at any time at the election of the holder. The holders of Common Stock and Class B Common Stock are generally entitled to one vote and five votes, respectively, for each share held on all matters presented to stock holders, but with respect to the election of directors, so long as there are at least 325,000 shares of Class B Common Stock issued and outstanding, holders of Class B Common Stock, voting separately as a class, are entitled to elect the sum of one plus one-half of the total number of directors, and holders of Common Stock, voting separately as a class, are entitled to elect the balance of the directors. This Schedule 13D will be amended, or one or more additional statements on Schedule 13D will be filed, as necessary and appropriate.

ITEM 1.    SECURITY AND ISSUER

The class of equity securities to which this Schedule 13D relates is the Common Stock of Bradley Pharmaceuticals, Inc. (the "ISSUER"), a Delaware corporation with its principal executive offices located at 383 Route 46 West, Fairfield, New Jersey 07004.

ITEM 2.    IDENTITY AND BACKGROUND

(a) and (b) This Schedule 13D is being filed jointly on behalf of the Reporting Persons. A Joint Filing Agreement among the Reporting Persons is attached hereto as Exhibit 7.01.

The business address of each of Mr. Daniel Glassman, Mrs. Iris Glassman and Mr. Bradley Glassman is 383 Route 46 West, Fairfield, New Jersey 07004.

(c) The present principal occupation of Mr. Daniel Glassman is President and Chief Executive Officer of the Issuer. Mrs. Iris Glassman is retired. The present principal occupation of Mr. Bradley Glassman is Senior Vice President, Sales and Marketing, of the Issuer.

(d) and (e) During the last five years, none of the Reporting Persons have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Persons are all United States citizens.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The shares of Common Stock that Mr. Daniel Glassman beneficially owns were acquired (i) directly through the beneficial ownership of Common Stock prior to the initial public offering of Common Stock, (ii) directly through grants and exercises of stock options pursuant to his employment with the Issuer,
(iii) directly through the purchase of Common Stock on the New York Stock Exchange and The Nasdaq Stock Market, (iv) indirectly through the joint beneficial ownership of Common Stock with Mrs. Iris Glassman and (v) indirectly through the beneficial ownership of Common Stock in an IRA, the Issuer's 401(k) plan, family partnerships and a family foundation over which Mr.

Daniel Glassman has voting or dispositive power.

The shares of Common Stock that Mrs. Iris Glassman beneficially owns were acquired (i) directly through grants and exercises of stock options pursuant to her past employment with the Issuer, (ii) directly through the purchase of Common Stock on The Nasdaq Stock Market, (iii) indirectly through the joint beneficial ownership of Common Stock with Mr. Daniel Glassman and
(iv) indirectly through the beneficial ownership of Common Stock in an IRA, family trusts, a family partnership and a family foundation over which Mrs. Iris Glassman has voting or dispositive power.

The shares of Common Stock that Mr. Bradley Glassman beneficially owns were acquired (i) directly through grants and exercises of stock options pursuant to his employment with the Issuer, (ii) directly through the purchase of Common Stock on The Nasdaq Stock Market and (iii) indirectly through the beneficial ownership of Common Stock in the Issuer's 401(k) Plan, a family trust and a family foundation over which Mr. Bradley Glassman has voting or dispositive power.

With respect to the proposed transaction described in Item 4 of this Schedule 13D, the Reporting Persons currently intend to roll over a portion of their equity in the Issuer to consummate the Proposal, although they have no agreement, arrangement or understanding to do so. One Equity Partners LLC has indicated a willingness to provide new cash equity, and Credit Suisse Securities
(USA) LLC has indicated a willingness to underwrite debt financing. The new cash equity and the debt financing, together with the roll over equity, are expected to be sufficient to consummate the proposed transaction. The Reporting Persons intend to finance the proposed transaction with borrowings.

The information set forth in response to this Item 3 is qualified in its entirety by reference to the Proposal, which is being filed herewith as Exhibit
7.02 and which is incorporated herein by reference.

ITEM 4.    PURPOSE OF TRANSACTION

On May 29, 2007, Mr. Daniel Glassman submitted to the Special Committee of the Issuer's Board of Directors (the "BOARD OF DIRECTORS") the Proposal to acquire all of the Issuer's outstanding equity at a cash purchase price of $21.50 per share. Each of the Reporting Persons intends to participate in the Proposal.

The Proposal contemplates that the proposed transaction would be effected through a merger. If the proposed merger is consummated, the Common Stock will no longer be traded on the New York Stock Exchange and the registration of the Common Stock under Section 12 of the Exchange Act will be terminated.

Other than as set forth herein or in the Proposal, the Reporting Persons have no plans or proposals that relate to or would result in any of the events set forth in Item 4 of Schedule 13D. The Reporting Persons may, from time to time, determine to increase or decrease their respective beneficial ownership of Common Stock and Class B Common Stock, pursue or propose an extraordinary corporate transaction (including the Proposal) with regard to the Issuer or take action relating to or that would result in any of the events set forth in Item 4 of Schedule 13D. Except as otherwise provided herein, the Reporting Persons currently have no intention of selling any shares of Common Stock or Class B Common Stock.

No assurances can be given that any agreement with the Issuer relating to the proposed acquisition will be entered into or that the proposed merger will be consummated. The Proposal provides that no binding obligation on the part of the Issuer or Mr. Glassman shall arise with respect to the proposed merger unless and until mutually acceptable definitive documentation has been executed and delivered.

Mr. Daniel Glassman, as a director and officer of the Issuer, and Mr. Bradley Glassman, as an officer of the Issuer, will fulfill their fiduciary obligations to the Issuer and its stockholders in such capacities, and will cooperate with the other members of the Board of Directors and the Special Committee in connection with the Proposal or any alternative to the Proposal that the Board of Directors or the Special Committee may consider. Neither Mr. Daniel Glassman nor Mr. Bradley Glassman has made any determination to decline to participate in any such alternative to the Proposal, or to decline to serve as a director or officer of the Issuer or any affiliate of the Issuer.

The information set forth in response to this Item 4 is qualified in its entirety by reference to the Proposal, which is incorporated herein by reference.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

(a) and (b) The respective percentages set forth below are based on 16,443,417 shares of the Common Stock outstanding as of May 4, 2007.

Mr. Daniel Glassman has beneficial ownership of 951,444 shares of Common Stock (including 66,666 shares of Common Stock that may be acquired upon the exercise of stock options and 392,469 shares of Common Stock that may be acquired upon conversion of Class B Common Stock), representing approximately 5.63% of the outstanding Common Stock. Mr. Daniel Glassman has sole voting and dispositive power as to such shares, other than 39,000 shares of Common Stock, as to which Mr. Daniel Glassman shares voting and dispositive power with Mrs. Iris Glassman and Mr. Bradley Glassman, and 67,103 shares of Common Stock that may be acquired upon conversion of Class B Common Stock, as to which Mr. Daniel Glassman shares voting and dispositive power with Mrs. Iris Glassman.

Mrs. Iris Glassman has beneficial ownership of 1,105,145 shares of Common Stock (including 104,386 shares of Common Stock that may be acquired upon conversion of Class B Common Stock), representing approximately 6.68% of the outstanding Common Stock. Mrs. Iris Glassman has sole voting and dispositive power as to such shares, other than 39,000 shares of Common Stock, as to which Mrs. Iris Glassman shares voting and dispositive power with Mr. Daniel Glassman and Mr. Bradley Glassman, 67,103 shares of Common Stock that may be acquired upon conversion of Class B Common Stock, as to which Mrs. Iris Glassman shares voting and dispositive power with Mr. Daniel Glassman, 20,880 shares of Common Stock that may be acquired upon conversion of Class B Common Stock, as to which Mrs. Iris Glassman shares voting and dispositive power with Mr. Bradley Glassman, and 5,500 shares of Common Stock, as to which Mrs. Iris Glassman shares voting and dispositive power with Mr. Bradley Glassman, Mr. Heath Glassman and Ms. Stacey Glassman.

Mr. Bradley Glassman has beneficial ownership of 238,713.044 shares of Common Stock (including 33,333 shares of Common Stock that may be acquired upon the exercise of stock options and 20,880 shares of Common Stock that may be acquired upon conversion of Class B Common Stock), representing approximately 1.44% of the outstanding Common Stock. Mr. Bradley Glassman has sole voting and dispositive power as to such shares, other than 39,000 shares of Common Stock, as to which Mr. Bradley Glassman shares voting and dispositive power with Mr. Daniel Glassman and Mrs. Iris Glassman, 20,880 shares of Common Stock that may be acquired upon conversion of Class B Common Stock, as to which Mr. Bradley Glassman shares voting and dispositive power with Mrs. Iris Glassman, and 5,500 shares of Common Stock, as to which Mr. Bradley Glassman shares voting and dispositive power with Mrs. Iris Glassman, Mr. Heath Glassman and Ms. Stacey Glassman.

The Cover Pages of this Schedule 13D are incorporated herein by reference.

By virtue of the relationships among the Reporting Persons described herein, the Reporting Persons may be deemed to constitute a "group" within the meaning of Rule 13d-5(b) under the Exchange Act. As a member of a group, each Reporting Person may be deemed to beneficially own the Common Stock beneficially owned by the members of the group as a whole. As of May 29, 2007, the Reporting Persons beneficially owned in the aggregate 2,108,199.044 shares of Common Stock, which represents approximately 12.40% of the outstanding Common Stock.

(c) Mr. Daniel Glassman transferred 704,469 shares of Common Stock to the Daniel Glassman 2007 GRAT, of which Mrs. Iris Glassman is the sole trustee, on April 30, 2007. The transferred shares of Common Stock secured a margin loan in the amount of $5,128,155.76, as of April 30, 2007, from Credit Suisse Securities
(USA), LLC, which was assumed by the Daniel Glassman 2007 GRAT. Mr. Bradley Glassman indirectly acquired beneficial ownership of 178.044 shares of Common Stock at a price of $20.36 per share on May 7, 2007 through the Issuer's 401(k) Plan. Mr. Bradley Glassman exercised options for 30,000 shares of Common Stock at an exercise price of $7.05 per share on May 24, 2007.

(d) Not applicable.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Items 3, 4 and 5 of this Schedule 13D are incorporated herein by reference.

The information set forth in response to this Item 6 is qualified in its entirety by reference to the Proposal, which is incorporated herein by reference.

ITEM 7.          MATERIAL TO BE FILED AS EXHIBITS

Exhibit 7.01 Joint Filing Agreement by and among the Reporting Persons, dated as of May 29, 2007.

Exhibit 7.02 Proposal Letter to the Special Committee of the Board of Directors of Bradley Pharmaceuticals, Inc., dated
                 May 29, 2007.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                     May 29, 2007
                                         ----------------------------------
                                                        Date

                                                 /s/ Daniel Glassman
                                         ----------------------------------
                                                      Signature

                                                   Daniel Glassman
                                         ----------------------------------
                                                        Name

                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                     May 29, 2007
                                         ----------------------------------
                                                        Date

                                                  /s/ Iris Glassman
                                         ----------------------------------
                                                      Signature

                                                    Iris Glassman
                                         ----------------------------------
                                                        Name

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                    May 29, 2007
                                         ----------------------------------
                                                        Date

                                                /s/ Bradley Glassman
                                         ----------------------------------
                                                      Signature

                                                  Bradley Glassman
                                         ----------------------------------
                                                        Name

EXHIBIT 7.01
                             JOINT FILING AGREEMENT

        This Agreement is made this 29th day of May, 2007, by and among each of the undersigned.

        WHEREAS, each of the undersigned is required to file a Schedule 13D with respect to beneficial ownership of securities in Bradley Pharmaceuticals, Inc.;

        NOW, THEREFORE, the undersigned agree to file only one Schedule 13D reflecting their combined beneficial ownership of securities in Bradley Pharmaceuticals, Inc., and each of the undersigned hereby designates and appoints the other as his attorney-in-fact with full power of substitution for each of them, each acting singly, to sign, file and make any amendments to such
Schedule 13D.

        This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument.



                            [Signature Page Follows]

        IN WITNESS WHEREOF, each of the undersigned has executed this Joint Filing Agreement as of the date first written above.


                                           /s/ Daniel Glassman
                                           -------------------------------------
                                           Signature

                                           Daniel Glassman
                                           -------------------------------------
                                           Name


                                           /s/ Iris Glassman
                                           -------------------------------------
                                           Signature

                                           Iris Glassman
                                           -------------------------------------
                                           Name


                                           /s/  Bradley Glassman
                                           -------------------------------------
                                           Signature

                                           Bradley Glassman
                                           -------------------------------------
                                           Name





                   [SIGNATURE PAGE TO JOINT FILING AGREEMENT]

Exhibit 7.02

                                 Daniel Glassman
                                383 Route 46 West
                               Fairfield, NJ 07004

                                  May 29, 2007

Bradley Pharmaceuticals, Inc.
Special Committee of the Board
383 Route 46 West
Fairfield, NJ  07004

Gentlemen:

         Further to my prior discussions with the Board of Directors, I am pleased to propose to acquire by merger, for a cash purchase price of $21.50 per share, all of the outstanding shares of common stock and Class B common stock of Bradley Pharmaceuticals, Inc. (the "Company").

         I believe that this proposal offers compelling value and is in the best interest of the Company and all of its shareholders, as well as its management and employees. The offer price represents a substantial premium of approximately 16.6% over the Company's closing share price as of May 25, 2007.

         I would remain CEO immediately following the transaction, and expect the Company's senior management team would continue to lead the Company into the future with me.

         I currently expect that I will reinvest a substantial portion of my equity ownership of the Company through this transaction. I expect that the transaction would be financed through a combination of roll-over equity provided by myself and others and new cash equity and debt financing. With your approval, I have had further discussions with One Equity Partners LLC and they have indicated a willingness to provide the new cash equity. I have also continued discussions with Credit Suisse Securities (USA) LLC and they have indicated a willingness to underwrite the debt financing.

          I am prepared to move very quickly to negotiate a transaction with the Special Committee and its advisers, and believe that my familiarity with the Company and its operations will allow us to finalize definitive documentation on an accelerated basis. I expect to provide shortly a proposed merger agreement that we would be willing to enter into. In anticipation of doing so, I would expect that One Equity and Credit Suisse would be given access to other members of management and additional due diligence materials. With the cooperation of the Company, I expect to be in a position to execute definitive documents within a few weeks.

         No binding obligation on the part of the undersigned or the Company shall arise with respect to the proposal or any transaction unless and until a definitive merger agreement satisfactory to me and recommended by the Special Committee and approved by the Board of Directors is executed and delivered.

         I look forward to discussing this proposal with you further in the near future.

                                      Sincerely,

                                      /s/ Daniel Glassman
                                      -----------------------------------
                                          Daniel Glassman